Exhibit 99.34

EXCHANGE AGREEMENT AND UNDERTAKING

TO:	Toronto Stock Exchange

RE:	Transfer restrictions pursuant to the final prospectus (the “Prospectus”), dated August 8, 2019, of Bespoke Capital Acquisition Corp. (the “Corporation”)

WHEREAS Bespoke Sponsor Capital LP, as the sponsor of the Corporation (the “Sponsor”), has purchased 10,062,500 Class B Shares of the Corporation (assuming full exercise of the Over-Allotment Option (as defined below)) (the “Founder’s Shares”), for an aggregate price of U.S.$25,000, or approximately U.S.$0.0025 per Founder’s Share or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option is not exercised;

AND WHEREAS pursuant to the Prospectus, the Corporation has offered to the public in its initial public offering (the “Offering”) 35,000,000 Class A restricted voting units of the Corporation (or 40,250,000 Class A restricted voting units if the Over-Allotment Option is exercised in full) (the “Class A Restricted Voting Units”), at an offering price of U.S.$10.00 per Class A Restricted Voting Unit, for an aggregate purchase price of U.S.$350,000,000 (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full);

AND WHEREAS each Class A Restricted Voting Unit consists of one Class A restricted voting share of the Corporation (each, a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole share purchase warrant, a “Warrant”), with each Warrant entitling the holder thereof, commencing 65 days following the closing of a Qualifying Acquisition, to purchase one Class A Restricted Voting Share (which such Class A Restricted Voting Shares will have, following closing of the Qualifying Acquisition, automatically been converted into common shares of the Corporation) at a price of U.S.$11.50 per share, subject to anti-dilution adjustments;

AND WHEREAS the Corporation has granted to Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc., as underwriters and pursuant to the Offering, a non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of U.S.$10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the closing date of the Offering, to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”);

AND WHEREAS the Sponsor has agreed to purchase under the Prospectus, simultaneously with the closing of the Offering, an aggregate of 12,000,000 Warrants (the “Founder’s Warrants”) at an offering price of U.S.$1.00 per Founder’s Warrant for an aggregate purchase price of U.S. $12,000,000;

AND WHEREAS the Sponsor has agreed to certain transfer restrictions on its Founder’s Shares and Founder’s Warrants, all as outlined in greater detail herein;

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

Section 1	Certain Defined Terms

In addition to other terms defined elsewhere in this Undertaking, the following terms have the following meanings:

“Class B Shares” means the Class B shares in the capital of the Corporation;

“Exchange” means the Toronto Stock Exchange, or any successor, assign or replacement exchange on which any of the Corporation’s securities are listed from time to time;

“Qualifying Acquisition” means the acquisition, directly or indirectly, of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which is intended to be consummated by the Corporation within the Permitted Timeline (as defined in the Prospectus) and as more fully described in the Prospectus;

“Transfer” means, in respect of securities, the sale, assignment, gift, conveyance or transfer, grant of any option to purchase or other disposal of the registered title to, or beneficial ownership in such securities; and

“Undertaking” means this exchange agreement and undertaking.

Capitalized terms used herein but not defined have the meanings ascribed thereto in the Prospectus.

Section 2	Pre-Qualifying Acquisition Transfer Restrictions

The Sponsor hereby undertakes and agrees as follows:

(a)	subject to Section 2(b), the Sponsor will not Transfer any of its Founder’s Shares or Founder’s Warrants (collectively, the “Securities”) prior to the closing of the Qualifying Acquisition of the Corporation without the prior consent of the Exchange;

(b)	notwithstanding the foregoing clause, the Sponsor may Transfer its Securities if required due to the structuring of the Qualifying Acquisition.

For greater certainty, any Class A Restricted Voting Shares purchased by the Sponsor pursuant or subsequent to the Offering will not be subject to the transfer restrictions set out in this Section 2.

Section 3	General

The Sponsor hereby undertakes and agrees as follows:

(a)	in the event of any Transfer prior to the closing of the Qualifying Acquisition, as a condition to such Transfer, the undersigned shall cause any such transferee of his or its respective securities to become a party to this Undertaking and be bound by the terms and conditions herein; and

(b)	any Transfer granted hereunder prior to the closing of the Qualifying Acquisition shall comply with applicable securities laws and will be subject to TSX consent.

Section 4	Successors and Assigns

This Undertaking shall become binding upon and enure to the benefit of the Sponsor and its successors and permitted assigns.

Section 5	Severability

If any provision of this Undertaking shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Undertaking and the remaining provisions shall continue in full force and effect.

Section 6	Governing Law

This Undertaking shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of this page intentionally left blank. Signature page follows.]

DATED this 15th day of August, 2019.

BESPOKE SPONSOR CAPITAL LP, by its general partner BESPOKE CAPITAL PARTNERS, LLC

Per:	(signed) “Mark Harms”
	Name:	Mark Harms
	Title:	Managing Member

[Signature Page – Exchange Agreement]